FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 23, 2006

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on February 23, 2006 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp releases unaudited financial results for the year end December 31, 2005.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

2005 IN REVIEW

•

Record silver production - up 12% to 12.5 million ounces (11.2 million in 2004) - the eleventh consecutive year of silver production growth.

•

Record mine operating earnings of $21.7 million ($14.8 million in 2004).

•

Record consolidated revenue of $122.4 million ($94.8 million in 2004).

•

Net earnings for the year of $1.1 million, excluding a $29.7 million non-cash write-down of the carrying value of the La Colorada mine in Mexico.

•

Morococha silver mine in Peru delivered outstanding results. Proven and probable reserves increased by 40%.

•

Construction commenced at Alamo Dorado in Mexico with first production expected in fourth quarter of 2006.

•

Feasibility study completed for Manantial Espejo in Argentina.

•

Small-scale production resumed at San Vicente in Bolivia. Feasibility study on expansion in progress.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

•

Exploration success in 2005 replaced all ounces mined and increased total proven and probable reserves by 30.5 million ounces.

•

Working capital at year-end $74.8 million. Company is debt-free. All silver production is unhedged.

FINANCIAL RESULTS (unaudited)

All financial results include the effects of the restatement announced on February 16, 2006.  Restated 2005 and 2004 quarterly will be filed prior to March 2, 2006.

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported a net loss of $29.5 million or ($0.44) per share for the fourth quarter of 2005 versus fourth quarter earnings of $13.1 million in 2004. Both reporting periods include one-time impacts to earnings. In 2005, the loss included a non-cash write-down of the carrying value of the La Colorada silver mine in Mexico. Very high water inflows and the resulting pumping costs appear likely to render the deeper portion of La Colorada mineralization unrecoverable, thus decreasing the mine’s ore reserves and carrying value. Excluding the write down, net earnings for the fourth quarter were $0.15 million or nil per share, including a $6.2 million charge to earnings for commodity and foreign-currency contracts. In 2004, earnings included a gain on the sale of the Company’s 20% interest in the Dukat mine in Russia for $20.1 million. Consolidated revenue for the quarter was $37.9 million versus $30.0 million in 2004 due to higher production levels and higher metal prices.

Consolidated silver production for the fourth quarter totaled 3.2 million ounces, up from 3.1 million ounces in the fourth quarter of 2004. By-product production of zinc and lead in the fourth quarter was higher while copper production was lower than in the previous period due to higher zinc and lead production at Morococha and lower copper production at Huaron. Cash costs in the fourth quarter declined 3% over 2004 levels to $4.48/oz and total costs rose slightly due to higher depreciation charges.

For the full year ended December 31, 2005 Pan American recorded a consolidated net loss of $28.6 million, or earnings of $1.1 million excluding the non-cash write-down of the La Colorada mine and including an $8.2 million charge to earnings for commodity and foreign-currency contracts. Earnings in 2004 were $15.2 million, due primarily to a gain on the sale of the Company’s 20% interest in the Dukat mine. Consolidated revenue in 2005 was $122.4 million versus $94.8 million in 2004.

Silver production in 2005 totaled 12.5 million ounces, a 12% increase over 2004 due to a full year’s contribution from Morococha and increased production at La Colorada.  Zinc production of 37,421 tonnes was 10% higher than in 2004, lead production was 8% lower and copper production was 15% higher. Cash costs in 2005 rose to $4.38/oz due to increased costs for energy, transportation and consumables and the appreciation of the Peruvian and Mexican currencies against the US dollar. Total production costs rose to $5.72/oz due primarily to increased depreciation charges.

Capital spending in 2005 increased to $59.6 million from $17.0 million in 2004 reflecting the commencement of construction at Alamo Dorado, improvements to Morococha and preparations for the resumption of sulphide mining at La Colorada. Working capital at December 31, 2005 totaled $74.8 million, down from $110.0 million at December 31, 2004 due to the drawdown of cash for the construction of Alamo Dorado.

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Morococha mine (87.5% interest) in Peru marked its first full year of operation under Pan American with a record performance as the Company’s most profitable operation in 2005. The mine generated $10.4 million in operating earnings and $8.5 million in cash flow from operations. In the fourth quarter the mine produced 685,265 ounces of silver, up 19% over the fourth quarter of 2004, as well as 4,134 tonnes of zinc, 1,648 tonnes of lead and 241 tonnes of copper. Cash costs in the fourth quarter totaled $2.10/oz with total costs of $3.89/oz. For the year, Morococha produced 2,736,393 ounces to Pan American’s account, at a cash cost of $2.61/oz and a total cost of $4.36/oz. The mine also produced 15,689 tonnes of zinc, 5,875 tonnes of lead and 925 tonnes of copper. The Company’s share of silver production in 2006 is expected to increase to 2.9 million ounces at a cash cost of $2.86/oz. Over the next three years, Pan American will be working to double production at Morococha by accessing and developing the lower-cost mantos discovered during exploration. The Company added 29.1 million ounces of new silver reserves and resources at Morococha in 2005 at a cost of $0.08/oz, and expects further increases to occur in 2006 as it continues to drill the highly prospective land package acquired as part of the purchase.

The Quiruvilca mine produced 510,592 ounces of silver in the fourth quarter versus 638,486 ounces in the year-earlier period due primarily to lower silver grades. Cash costs declined 10% over the year-earlier period to $4.18/oz. For the year the mine produced 2,234,565 ounces of silver, 9,697 tonnes of zinc, 2,761 tonnes of lead and 1,307 tonnes of copper at a cash cost of $4.07/oz of silver. Total costs rose from $4.03/oz of silver to $4.63/oz reflecting increased depreciation and amortization costs. In 2006, Quiruvilca is forecast to produce 2 million ounces of silver at a cash cost of $4.30/oz.

The Huaron mine continued to deal with lower metal grades and lower metal recoveries in the fourth quarter of 2005 as silver production declined slightly to 943,596 ounces versus 954,000 ounces in the year-earlier period. Cash production costs increased from $3.44/oz in the 2004 period to $5.40/oz in 2005 due mostly to lower by-product credits from reduced zinc recoveries. Zinc production declined from 3,165 tonnes to 2,634 tonnes while lead totaled 1,613 tonnes versus 1,909 tonnes in 2004 and copper totaled 363 tonnes versus 504 tonnes. For the year, Huaron produced 3,690,786 ounces of silver, 11,701 tonnes of zinc, 6,774 tonnes of lead and 1,689 tonnes of copper at a cash cost of $5.08/oz of silver and a total cost of $6.30/oz. For 2006, Huaron is forecast to produce 3.7 million ounces of silver at a cash cost of $4.70/oz.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 177,773 ounces of silver in the fourth quarter at a cash cost of $2.00/oz, up from $0.68/oz due to the inclusion of a 33% cash flow royalty to the Peruvian company from which Pan American purchased the operation. In 2005 the mine produced a total of 692,381 ounces of silver at cash and total costs of $1.82/oz. This production rate is expected to continue in 2006.

MEXICO

Pan American Silver commenced construction of the Alamo Dorado silver project in Mexico in the second quarter of this year. Approximately 40% of construction has been completed and the remainder is already fully funded. The assay lab is built and in operation; installation of the leach tanks, primary crusher, stacking conveyor and water line are underway; and the SAG and ball mills are on site. During the quarter Pan American spent $12.9 million on equipment and construction, bringing the total spent in 2005 to $35.5 million. The project remains on budget ($76.6 million) and on time for commissioning in the fourth quarter of 2006. Mining and stockpiling of ore for startup is already underway. Starting in 2007, Alamo Dorado is expected to produce approximately 5 million ounces of silver and 14,000 ounces of gold annually at an average cash cost of less than $3.25/oz of silver, net of gold by-product revenues.

In the fourth quarter, the La Colorada mine produced a record 844,553 ounces of silver, a 24% increase over the year-earlier period as the oxide portion of the mine reached full production capacity in the second quarter. Production for the year totaled 3,094,301 ounces at a cash cost of $5.63/oz and a total cost of $7.52. However, very high inflows of hot water, high pumping costs and difficult ground conditions appear likely to render the deeper portion of the La Colorada mineralization unrecoverable, thus decreasing the mine’s proven and probable ore reserves from 29.9 million ounces to 16.2 million ounces. This has led the Company to write down the carrying value of La Colorada by $29.7 million. Pan American is currently conducting exploration drilling and is optimistic that its exploration programs may increase mine life in the future. In 2006 the mine is forecast to produce 4.0 million ounces of silver at a cash cost of $5.44/oz.

ARGENTINA

A feasibility study was completed on the 50% owned Manantial Espejo silver/gold joint venture with Silver Standard Resources. Pan American, as project operator, has received comments on its Environmental Impact Study from the Argentine government and there appear to be no significant impediments to receiving a mine development permit. Pan American expects to be able to announce the results of the feasibility study shortly after it submits its response to government in March. On a 100% basis, Manantial Espejo is expected to produce an average of 4.2 million ounces of silver and more than 60,000 ounces of gold annually over an 8-year mine life.

BOLIVIA

In 2005, Pan American increased its interest in the San Vicente project to 55% and resumed small-scale production under a toll-milling agreement with a nearby mill. Under the new agreement with Bolivian partner EMUSA, the joint venture is now processing approximately 300 tonnes of ore per day, yielding 80,991 ounces of silver for the fourth quarter and full-year 2005, at a cash cost of $1.24/oz. Pan American is also completing a feasibility study on the viability of building a new mill on-site at San Vicente to expand its share of production to more than 2 million ounces annually. While a new mill is built, San Vicente is expected to contribute approximately 300,000 ounces of silver to Pan American’s account for the year.

RESERVES AND RESOURCES

Pan American’s exploration programs replaced all of the tonnage mined at its operations in 2005 and added 30.5 million ounces of proven and probable reserves, at a cost of $3.7 million. The Company’s silver reserve and resource base remains one of the largest in the industry. Proven and probable reserves as of December 31, 2005 totaled 178 million ounces. Measured and indicated resources totaled 185.3 million ounces. Inferred resources totaled 273.4 million ounces. For details, please see news release of February 16, 2006.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 23rd day of February, 2006.

“Signed”

Brenda Radies Vice President, Corporate Relations

5